VEON and Engro Corp Announce Strategic Partnership for Telecommunications Infrastructure Amsterdam, Dubai and Islamabad, 5 December 2024, 14.00 CET – VEON Ltd. (Nasdaq: VEON), a global digital operator (“VEON” or the “Company”), announces that it is entering into a strategic partnership with Engro Corporation Limited (“Engro Corp”) with respect to the pooling and management of its infrastructure assets, starting in Pakistan. In the first phase of the partnership, VEON’s infrastructure assets housed under Deodar (Private) Limited (“Deodar”), a VEON Group company wholly owned by VEON through its subsidiary PMCL, will vest into Engro Corp’s subsidiary, Engro Connect, via a scheme of arrangement. VEON’s digital operator Jazz will continue to lease Deodar’s extensive infrastructure for the provision of nationwide mobile voice and data services under a long-term partnership agreement. The partnership marks a significant milestone in VEON's asset-light strategy, aimed at increasing the Company’s focus on the development of services-focused businesses in line with VEON’s digital operator model. The arrangement is subject to the customary legal and regulatory approvals in Pakistan. As part of the arrangement, Engro will pay Jazz an amount of approximately USD 188 million and will guarantee the repayment of Deodar’s intercompany debt in the amount of USD 375 million. "This strategic partnership is a pivotal move in advancing VEON's asset-light strategy. The traditional vertically integrated telco model is no longer viable for operators, neither is it conducive to the sustainable growth of developing economies. Our collaboration with Engro Corp, starting in Pakistan, our largest market, will empower Jazz to focus on innovative digital services and cutting- edge technologies that serve Pakistan’s digital ambition. It will also help VEON showcase the wide range of opportunities for shareholder value creation and new business models across our markets," said Kaan Terzioglu, VEON Group CEO and Chairman of Jazz Board. “This deal reflects Engro’s continued passion to address pressing issues through impactful infrastructure – in particular by enabling low-cost, high-quality connectivity, which is a cornerstone of progress. This partnership will benefit the broader telecom ecosystem in Pakistan: By utilizing Engro’s infrastructure, all players in the telecommunications ecosystem can focus on delivering enhanced services and expanding coverage. The wider capability that will emerge out of this partnership will help us empower communities through better and more affordable connectivity, while contributing to the broader digital transformation in Pakistan and beyond” said Abdul Samad Dawood, Director of Engro Corporation.

About Engro Corporation Limited Engro Corporation is a diversified Pakistani conglomerate that strives to solve pressing issues through its portfolio of businesses. It has developed businesses across the verticals of energy and related infrastructure, petrochemicals, food and agriculture, telecommunication infrastructure, and international trading, over a period of 50+ years. Many of these pioneering businesses have been established in collaboration with global partners including IFC, Royal Vopak, Royal FrieslandCampina, CMEC and others. To learn more about Engro Corporation, please visit www.engro.com. About VEON VEON is a Nasdaq-listed digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. For more information visit: www.veon.com. Disclaimer This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s investment plans, digital products, business plans and commercial partnerships. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Contact Information VEON Hande Asik Group Director, Communications and Strategy pr@veon.com ENGRO CORPORATION Aman Haque Vice-President, Corporate Communication corpcomms@engro.com